
RECEIVED
JUN 20 2003
155

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

1-12897
(Commission File Number)

PROVIDIAN FINANCIAL CORPORATION 401(k) PLAN
(Full title of the plan)

PROVIDIAN FINANCIAL CORPORATION
201 Mission Street, San Francisco, California 94105
(Name and address of issuer of the securities)

03023529

Financial Statements and Exhibits

(a) Financial Statements

The Providian Financial Corporation 401(k) Plan audited financial statements for the year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

(b) Exhibits

Exhibit 23: Consent of Independent Auditors.
Exhibit 99: Certification of Periodic Report.


PROCESSED
JUN 23 2003
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Providian Financial Corporation 401(k) Plan
(Name of Plan)

Date: June 19, 2003

By: ______________________
Anthony Vuoto on behalf of
Providian Financial Corporation,
as Plan Administrator

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Providian Financial Corporation 401(k) Plan
As of December 31, 2002 and 2001 and for the year ended December 31, 2002
with Report of Independent Auditors



Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

Board of Directors
Providian Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 29, 2003

Providian Financial Corporation 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2002 and 2001
and for the year ended December 31, 2002

Contents

Report of Independent Auditors

Board of Directors
Providian Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 29, 2003

Providian Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	$ **8,754**	$ –
Investments, at fair value	**119,992,011**	117,591,582
Total investments	**120,000,765**	117,591,582
Receivables:		
Employee contributions	**38,612**	1,087
Employer contributions	**7,129,878**	9,355,704
Total receivables	**7,168,490**	9,356,791
Total assets	**127,169,255**	126,948,373
Liabilities		
Due to broker for pending trades	**8,754**	–
Total liabilities	**8,754**	–
Net assets available for benefits	$ **127,160,501**	$ 126,948,373

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Interest and dividend income	$ 2,473,568
Contributions:	
Employer	12,807,078
Employee	15,208,158
Rollovers	280,072
Total contributions	28,295,308
Total additions	30,768,876
Deductions	
Net realized and unrealized depreciation in fair value of investments	10,100,413
Benefit payments	20,453,875
Administrative fees	2,460
Total deductions	30,556,748
Net increase in net assets available for benefits	212,128
Net assets available for benefits at beginning of year	126,948,373
Net assets available for benefits at end of year	$ 127,160,501

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Providian Financial Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Providian Financial Corporation (the "Plan Sponsor") established the Plan as a defined contribution plan for the benefit of its employees and the employees of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and of the Employee Retirement Income Security Act of 1974 ("ERISA").

Under the Plan, generally all employees who are regularly scheduled to work at least 20 hours per week or who have completed 1,000 hours of service per plan year are eligible, except employees covered under a collective bargaining agreement, nonresident aliens and agency or leased employees. Eligible employees may participate on the first day of the third month of continuous employment.

Contributions

Employee contributions to the Plan are deducted by the employer from compensation on a pre-tax basis, at the election of the employee, and effective January 1, 2002, are limited to a maximum of 16% of compensation for the plan year. Additionally, employees may elect to make after-tax voluntary contributions up to a maximum of 6% of compensation for the plan year. Contributions made during the plan year may not exceed the contribution limitations established by the Internal Revenue Service. Employees may direct their pre-tax and after-tax contributions into any of the investment options offered under the Plan; however, no more than 25% of their ongoing contributions may be directed into the Plan Sponsor's common stock.

All contributions made pursuant to the provisions of the Plan are administered for the exclusive benefit of the participating employees and their beneficiaries.

1. Description of the Plan (continued)

Contributions (continued)

The Plan Sponsor may make matching contributions in an amount determined at the discretion of the Plan Sponsor. Effective January 1, 2002, participants may direct their matching contributions to any of the investment options offered by the Plan. During 2002, matching contributions were made in an amount equal to 55% of the first 6% of compensation contributed by the employee.

The Plan Sponsor may, at its sole discretion, make an annual profit sharing contribution to the Plan. The Plan participant's share of the profit sharing contribution is invested in the same manner as the participant's own contributions. All eligible Plan participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive a profit sharing contribution regardless of participation in the elective 401(k) program. During 2003, the Plan Sponsor approved the 2002 profit sharing contribution in the amount of 4.0% of eligible compensation earned during 2002. This contribution is included as an employer contribution receivable in the statement of net assets available for benefits as of December 31, 2002.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's matching and profit sharing contributions and (b) plan earnings, and is charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan Sponsor's current and future matching and profit sharing contributions. At December 31, 2002 and 2001, the amount of unallocated forfeited matching contributions available to offset future matching contributions is $5,881 and $10,945, respectively. The amount of unallocated forfeited profit sharing contributions at December 31, 2002 and 2001 used to offset each year's profit sharing contribution is $3,462,827 and $4,266,639, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon. A participant's vested interest in the profit sharing and employer matching contributions is determined according to the following schedule:

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years or more	100%

Effective January 1, 2002 a participant's vested interest in employer matching contributions is determined according to the following schedule:

Employer Match

Years of Service	Vested Percentage
0 to less than 1 year	0%
1 year	33 1/3%
2 years	66 2/3%
3 years or more	100%

1. Description of the Plan (continued)

Participant Notes Receivable

The Plan includes provisions for each participant to borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the vested portion of the participant's account, exclusive of matching and profit sharing contributions. Interest on loans is fixed at the prime commercial lending rate plus 1% as of the first day of the month in which the loan is issued. Repayment terms vary from one to five years unless the loan is for a principal residence, in which case the repayment term may be up to ten years. Participant loan payments are deducted from employee's compensation and forwarded to the Plan's trustee.

Payment of Benefits

Upon death, disability, retirement or termination of service, participants may receive a distribution equal to their vested account balance. Effective January 1, 2002, all distributions are made in a lump-sum amount.

Administrative Fees

The Plan Sponsor pays all costs and expenses incurred in administering the Plan, except certain participant administrative fees, such as loan account fees, in-service withdrawal fees and minimum required distribution fees, which are paid by the participant.

Plan Termination

The Plan Sponsor reserves the right at any time to amend in whole or in part any or all of the provisions of the Plan. No such amendment will reduce the benefits of any participant attributable to contributions made before the amendment takes effect unless the amendment is necessary to qualify the Plan under the Code, nor shall any amendment be made by which any funds attributable to vested contributions may be used except for the exclusive benefit of participants and their beneficiaries. Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$ 5,449,394
Shares of registered investment companies	(15,549,807)
	$ (10,100,413)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Fidelity Balanced Fund	**$ 29,142,153**	$ 30,936,176
Fidelity Equity Income Fund	**14,808,377**	18,712,222
Fidelity Retirement Money Market Portfolio	**12,273,264**	11,311,718
Fidelity Blue Chip Growth Fund	**6,455,052**	7,733,322
Baron Growth Fund	**9,949,363**	10,619,863
PIMCO Total Return Fund	**9,405,699**	7,890,588
Spartan U.S. Equity Index Fund	**	6,819,224
Providian Financial Corporation Common Stock	**14,685,762**	**

** Fair value of these investments does not exceed 5% of the Plan's net assets for the year indicated.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$127,160,501**	$ 126,948,373
Less: Amounts allocated on Form 5500 to withdrawn participants	**(239,947)**	(691,885)
Net assets available for benefits per the Form 5500	**$126,950,554**	$ 126,256,488

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2002
Benefits paid to participants per the financial statements	$ 20,453,875
Less: Amount allocated on Form 5500 to withdrawn participants at December 31, 2001	(691,885)
Add: Amount allocated on Form 5500 to withdrawn participants at December 31, 2002	239,947
Benefits paid to participants per Form 5500	$ 20,001,937

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Transactions with Parties-in-Interest

Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of $5,851,869 and sales of $2,619,755 of the Plan Sponsor's common stock.

7. Partial Plan Termination

The Plan Sponsor experienced significant layoffs in personnel during 2002. The Plan Sponsor unilaterally declared this reduction-in-force to constitute a partial plan termination. All participants released in connection with the reduction-in-force became fully vested in their account balance, effective retroactively to when the layoffs commenced in the fourth quarter of 2001.

Supplemental Schedule

Providian Financial Corporation 401(k) Plan

EIN 94-2933952 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
	Common stock:			
*	Providian Financial Corporation	2,262,829 shares	$	14,685,762
	Registered investment companies:			
	Baron Growth Fund	369,865 shares		9,949,363
*	Fidelity Balanced Fund	2,192,788 shares		29,142,153
*	Fidelity Blue Chip Growth Fund	202,099 shares		6,455,052
*	Fidelity Diversified International Fund	269,216 shares		4,619,754
*	Fidelity Equity Income Fund	373,289 shares		14,808,377
*	Fidelity Freedom 2000 Fund	9,868 shares		108,645
*	Fidelity Freedom 2010 Fund	60,428 shares		691,295
*	Fidelity Freedom 2020 Fund	85,823 shares		913,157
*	Fidelity Freedom 2030 Fund	139,112 shares		1,424,504
*	Fidelity Freedom 2040 Fund	31,140 shares		182,482
*	Fidelity Freedom Income Fund	18,758 shares		198,838
*	Fidelity Low-Priced Stock Fund	150,508 shares		3,788,296
*	Fidelity OTC Portfolio	98,814 shares		2,362,646
	Spartan U.S. Equity Index Fund	186,922 shares		5,822,624
	Domini Social Equity Fund	20,539 shares		443,639
	PIMCO Total Return Fund	881,509 shares		9,405,699
	Templeton World Fund A	35,005 shares		451,211
	Money market fund:			
*	Fidelity Retirement Money Market Portfolio	12,273,264 shares		12,273,264
*	Participant notes receivable	Collateralized loans maturing through 2012, interest rates ranging from 5.25% to 10.5%		2,265,250
			$	119,992,011

* Party-in-interest to the Plan

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit Index

Exhibit 23	Consent of Independent Auditors
Exhibit 99	Certification of Periodic Report

Exhibit 23

CONSENT OF ERNST & YOUNG, LLP INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-33806) pertaining to the Providian Financial Corporation 401(k) Plan of our report dated May 29, 2003, with respect to the financial statements and supplemental schedule of the Providian Financial Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

San Francisco, California
June 19, 2003

EXHIBIT 99

CERTIFICATION OF PERIODIC REPORT

Each of the undersigned, in his capacity as an officer of Providian Financial Corporation (the "Company"), hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Annual Report on Form 11-K of the Providian Financial Corporation 401(k) Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Providian Financial Corporation 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.

Dated: June 19, 2003

Joseph W. Saunders
President and Chief Executive Officer

Anthony F. Vuoto
Chief Financial Officer